SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1
                                    --------
                       California Coastal Communities Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    129915203
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                                 (CUSIP Number)

                      Mellon HBV Alternative Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 7, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 148435100
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  1,142,748
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  1,142,748
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        10        SHARED DISPOSITIVE POWER
                  0
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        11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,142,748
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)             [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.2  %
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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
Introduction:

Mellon HBV Alternative Investment Strategies LLC, a registered investment adviser (the "Reporting Person"), on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, beneficially owns 11.2% of the Common Stock of California Coastal Communities Inc. (the "Company").

The Reporting Person is filing this amendment no. 1 to Schedule 13D to disclose the Reporting Person's recent correspondence with the Company relating to the Company's annual meeting and consider the Reporting Person's recommendation that the Company's stockholders be provided an opportunity to vote on engaging an investment bank to sell the Company or the Bolsa Chica property, as set forth in its letter to the Company dated June 5, 2006, attached hereto as Exhibit A. Attached as Exhibit B is the Company's response dated June 6, 2006 to the Reporting Person's letter of June 5, 2006. Attached as Exhibit C is the Reporting Person's response to the Company's response letter of June 6, 2006, which indicates, among other things, that in connection with the Company's annual meeting, the Reporting Person has engaged D.F. King & Co, Inc. to assist in a limited solicitation of votes to withhold authority for the Company's proposed Board nominees and against the proposed increase in shares underlying the Company's option plan.

This amendment no. 1 reflects no changes in the previously reported holdings of the Reporting Person.

NOTHING CONTAINED HEREIN SHALL CONSTITUTE A SOLICITATION.

Item 1.  Security and Issuer.

         Security: Common Stock par value $0.01 per share  (the "Shares")

         Issuer's Name and Address.

         California Coastal Communities, Inc.
         6 Executive Circle
         Suite 250
         Irvine, CA 92614
         A corporation organized under the laws of the State of Delaware.

Item 4.  Purpose of Transaction.

         The Reporting Person, for itself and for affiliated investment funds and separately managed accounts over which it exercises discretionary authority, acquired the Shares for investment purposes.

         The Reporting Person is filing this amendment to its Schedule 13D to disclose recent correspondence between the Reporting Person and the Company relating to the Company's June 29, 2006 Annual Meeting of Shareholders. Attached to this amendment to Schedule 13D as Exhibits A-C is such correspondence between the Reporting Person and the Company.

Item 7.  Material to be Filed as Exhibits.

          Exhibit A: Letter to California Coastal Communities Inc. dated June 5, 2006 from Mellon HBV Alternative Strategies LLC.

          Exhibit B: Letter to Mellon HBV Alternative Strategies LLC dated June 6, 2006 from California Coastal Communities Inc.

          Exhibit C: Letter to California Coastal Communities Inc. dated June 7, 2006 from Mellon HBV Alternative Strategies LLC

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2006

         MELLON HBV ALTERNATIVE STRATEGIES LLC


                  By: /s/ William F. Harley III
                  --------------------------------
                  William F. Harley III
                  Chief Investment Officer

Exhibit A

                      Mellon HBV Alternative Strategies LLC
                                 200 Park Avenue
                                   54th Floor
                               New York, NY 10166


                                                                 June 5, 2006


California Coastal Communities, Inc.
6 Executive Drive
Suite 250
Irvine, CA 92614

Re:      Re-Scheduling Annual Meeting and Consideration of Shareholder Proposal
Ladies and Gentlemen:

         In reviewing the proxy materials for the Annual Meeting of Stockholders presently scheduled for June 29, 2006, we were alarmed to realize that the Company has apparently set a stale record date for action to be taken at this meeting. It appears that more than the sixty (60) days permitted by Delaware law will have elapsed between the record date of April 28, 2006 and the scheduled meeting date of June 29, 2006.

         To comply with applicable law, we assume the Company will re-schedule the meeting. Assuming this is true, we would propose including the following proposal for consideration by shareholders:

                  RESOLVED that the Company shall promptly engage one or more reputable investment banking firms for the purpose of exploring alternatives to maximize stockholder value in the near term, including if appropriate running an open auction of the Company and/or the Bolsa Chica property, such process to be monitored by a group of shareholders representative of the Company's public investors.

         As one the largest stockholders of California Coastal, and as we have previously noted, we remain quite concerned that, if not promptly exploited, the present optimal opportunity to maximize stockholder value may be missed if the Company does not promptly act to put the Company up for sale.

         We note with interest the recent media coverage of the sale of John Laing Homes, to a purchaser based in the United Arab Emirates, indicates that despite recent headlines suggesting doom and gloom in the housing industry, the sector remains strong and ripe with opportunity.

         Nothing contained herein shall constitute a solicitation; however, we are sufficiently concerned that we reserve our rights to solicit support for any resolution relating to a potential disposition of the Company or the Bolsa Chica property duly put before the Company's stockholders.


                                     Very truly yours,

                                     MELLON HBV ALTERNATIVE STRATEGIES LLC


                                     By:    /s/ William F. Harley, III
                                     Name:      William F. Harley, III
                                     Title:     Chief Executive Officer and
                                                 Chief Investment Officer

                                                                     EXHIBIT B


                      CALIFORNIA COASTAL COMMUNITIES, INC.
                          6 Executive Circle, Suite 250
                            Irvine, California 92614
                                         (949) 250-7700 Fax (949) 261-6550

                                                                  June 6, 2006

William F. Harley, III
Mellon HBV Alternative Strategies
200 Park Avenue
54th Floor
New York, NY 10166

                  Re:  Annual Meeting

Dear Mr. Harley:

                  This letter is in response to your letter of June 5, 2006 in which you questioned the validity of the record date for our Annual Meeting of Stockholders. We are informed that there is an ambiguity between Delaware case law and the wording of the applicable Delaware statu[t]e, as to how the date is calculated, and that there is case law permitting meetings to go forward and validating the actions taken in circumstances where a record date is, in fact, invalid.

                  However, in order to avoid any ambiguity, we are considering advancing the date for the Annual Meeting which would clearly preserve the current record date, and is permissible under Delaware status and applicable case law. Notice of any such new meeting date will be delivered to you and all of the other applicable stockholders in accordance with the provisions of Delaware law and our charter documents.

                  Nothing contained in this letter shall constitute a solicitation.

                                   Sincerely,

                                   CALIFORNIA COASTAL COMMUNITIES, INC.


                                   By:  /s/ RAYMOND J. PACINI
                                        Raymond J. Pacini
                                        President and Chief Executive Officer

                                                                      EXHIBIT C

                      Mellon HBV Alternative Strategies LLC
                                 200 Park Avenue
                                   54th Floor
                               New York, NY 10166



                                                              June 7, 2006



California Coastal Communities, Inc.
6 Executive Drive
Suite 250
Irvine, CA 92614

          Re: California Coastal Communities, Inc. (the "Company") - Rescheduled Annual Meeting

Ladies and Gentlemen:

         We received your correspondence of June 6th and are not surprised by your decision to advance the Annual Meeting. We are disappointed that we received no response regarding our suggestion that the stockholders be provided an opportunity to vote on engaging an investment bank to sell the Company or the Bolsa Chica property.

         We will be soliciting proxies in connection with the rescheduled Annual Meeting to protest the Company's lack of responsiveness to our proposal. In that connection, we have engaged D.F. King & Co., Inc. to assist with our limited solicitation of votes to withhold authority for the proposed Board nominees and against the proposed increase in shares underlying the Company's option plan. We believe the outcome of the vote on the Board nominees will go a long way toward determining whether the Company's stockholders are on board with management's plan to develop the Bolsa Chica property or believe, as we do, that the property should be sold.

         Nothing contained herein shall constitute a solicitation.


                                     Very truly yours,

                                     MELLON HBV ALTERNATIVE STRATEGIES LLC


                                     By:    /s/ William F. Harley, III
                                     Name:  William F. Harley, III
                                     Title: Chief Executive Officer and